UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Unilife Corporation

(Name of issuer)

Common Stock, Par Value $0.01 Per Share

(Title of class of securities)

90478E 103

(CUSIP number)

Alan Shortall

c/o Unilife Corporation

250 Cross Farm Lane

York, Pennsylvania 17406

(717) 384-3400

(Name, address and telephone number of person authorized to receive notices and communications)

March 14, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90478E 103

(1)	Names of reporting persons Alan Shortall
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Australia
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 7,322,240
	(8)	Shared voting power 55,074
	(9)	Sole dispositive power 7,322,240
	(10)	Shared dispositive power 55,074
(11)	Aggregate amount beneficially owned by each reporting person 7,377,314
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 4.3%
(14)	Type of reporting person (see instructions) IN

This Amendment No.6 amends and supplements the items indicated below of the statement on Schedule 13D (the “Schedule 13D”) filed on August 27, 2010, as amended thereafter by the Reporting Person with respect to shares of common stock, $0.01 par value per share (“Common Stock”), of Unilife Corporation, a Delaware corporation (the “Issuer”). Unless otherwise defined herein, all capitalized terms shall have the meanings assigned to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

On March 11, 2016, the Reporting Person entered into a General Release (the "Release"), effective March 14, 2016, between the Reporting Person and Unilife Corporation, pursuant to which the Reporting Person ceased employment as an executive officer of the Issuer. In connection with the General Release, there was an acceleration of vesting on 4,000,000 shares of restricted Common Stock. The Reporting Person elected to forfeit 735,135 of such shares of Common Stock for the payment of income withholding taxes related to payments arising under the Release. As such, at the close of business on March 14, 2016, the Reporting Person may be deemed to have beneficial ownership interest in 7,377,314 shares of Common Stock of the Issuer, consisting of: (i) 6,627,314 shares of Common Stock including 55,074 shares of Common Stock owned by the spouse of the Reporting Person, with respect to which the Reporting Person disclaims beneficial ownership, and (ii) 750,000 shares of Common Stock issuable upon exercise of currently exercisable options that were granted in 2012, which sections (i) and (ii) collectively constitute approximately 4.3% of the shares of Common Stock outstanding. The Reporting Person has sole voting and dispositive power over all the foregoing shares except with respect to 55,074 shares of Common Stock owned by his spouse, over which he may be deemed to have shared voting and dispositive power. The aggregate percentage is based upon 169,516,797 shares of Common Stock outstanding as of the close of business on March 18, 2016.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

The information set forth or incorporated in Item 5 is hereby incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	General Release, dated March 11, 2016, by and between Unilife Corporation and Alan D. Shortall

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information in this statement is true, complete and correct.

Dated: March 21, 2016

By:	/s/ Alan Shortall
Name: Alan Shortall

March 11, 2016

Mr. Alan D. Shortall

[at the address provided by Mr. Shortall]

Re:         General Release

Dear Alan,

This document is a proposed General Release (the “Agreement” or “Release”) from Unilife Corporation (“Unilife” or the “Company”).

Please note that some provisions of this Agreement apply whether or not you sign this Agreement whereas other provisions apply only if you sign. Throughout this Agreement, we have tried to make this distinction clear.

For example, the terms and conditions set forth in Paragraph 1 below will apply regardless of whether you decide to sign this Agreement. Conversely, you will not be eligible to receive the Severance Benefits set forth in Paragraph 2 below unless you sign this Agreement.

In order to receive the payments described in Paragraph 2, you must sign this Agreement, which includes a general release of claims, and promptly return it to John Ryan, Esquire, Senior Vice President and General Counsel. The last date on which either party has signed this Agreement shall be the effective date of the Agreement (“Effective Date”).

This Agreement is a very important legal document. I encourage you to read it carefully and make certain that you understand and agree with it before you sign it. Because this is a legal document, you are encouraged to review the Agreement with your attorney.

1.          General Terms of Termination. As noted above, whether or not you sign this Agreement:

(a)          Your last day of employment with the Company (including, without limitation, your employment as Chief Executive Officer thereof) and any of the Company’s subsidiaries is March 11, 2016 (the “Separation Date”). You will be paid for all time worked up to and including your Separation Date.

(b)          The Nonstatutory Stock Options granted to you on January 3, 2012 shall be exercisable in accordance with the terms of the Nonstatutory Stock Option Notice entered into between you and the Company (“Nonstatutory Stock Option Notice”). Specifically, your ability to exercise the Options shall terminate upon the earliest of (i) the expiration of thirty (30) days following the Separation Date; or (ii) the expiration of twelve (12) months following your death, if your death occurs during the period described in (i) above.

(c)          Your eligibility to participate in Company sponsored medical (including vision and prescription) and dental insurance plans as an employee of the Company will cease effective at the end of the month in which your Separation Date occurs. However, you will be eligible to continue to participate in this insurance in accordance with a federal law called the Consolidated Omnibus Budget Reconciliation Act (“COBRA”), subject to COBRA’s terms, conditions and restrictions. The Company will subsidize the cost of the premium you would be required to pay subject to the conditions and for the period of time described below in Paragraph 2(c).

(d)          Your participation in all other Company sponsored group benefits including life insurance/accidental death and dismemberment and disability coverage will cease effective your Separation Date.

(e)          Your participation in the Company’s 401(k) Plan shall cease effective your Separation Date.

(f)          Your participation in any bonus or other compensation programs (except as otherwise described in this Agreement) will cease effective your Separation Date.

(g)          You must continue to comply with any confidentiality, non-solicitation and non-compete agreements you signed in connection with your employment with the Company, including but not limited to Sections 7 and 8 of the Employment Agreement entered into as of September 30, 2011 by and between you and the Company, as amended (“Employment Agreement”).

2.          Separation Payments.  If you sign this Agreement, agreeing to be bound by the general release of claims in Paragraph 4 below and the other terms and conditions of this Agreement, in consideration for your general release of claims and other commitments under this Agreement, the Company will do the following:

(a)          Pay you twelve (12) months of severance pay at your base salary as of your Separation Date, in the gross amount of Four Hundred Twenty Thousand Dollars ($420,000), to be paid in a single lump sum amount on the next regular pay date after the Effective Date of this Agreement.

(b)          Pay you the gross amount of Eight Hundred and Forty Thousand Dollars ($840,000.00), to be paid in a single lump sum amount on the next regular pay date after the Effective Date of this Agreement, in full satisfaction of any bonus to which you may have been entitled to for 2015 and/or pursuant to Section 6(a)(ii) of your Employment Agreement.

(c)          If you are receiving group health coverage under any Company benefit plan on your Separation Date and you timely elect COBRA continuation coverage, the Company will subsidize the entire cost of such continuation of coverage for twelve (12) months, commencing on the first of the month immediately after the Effective Date of this Agreement. Commencing with the first day of the calendar month following the final calendar month during which the Company subsidizes the entire cost of your continuation of coverage, you shall be responsible for the entire cost of such continuation coverage and shall be so responsible for the remainder of the COBRA continuation period. Your period of COBRA coverage will not be extended by the time-period during which the Company subsidizes the cost of your continuation of coverage.

(d)          You shall become fully vested and have a nonforfeitable right to the previously unvested Four Million (4,000,000) restricted shares that were granted to you by the Company pursuant to the Restricted Stock Agreement dated November 14, 2014 (“Restricted Stock Agreement”).

(e)          Pay Twenty Thousand Dollars ($20,000.00) of your legal fees directly to Sichenzia Ross Friedman Ference LLP for legal counsel to review and advise you with respect to this Agreement, on the next regular pay date after the Company has been provided with an invoice of legal fees incurred in connection with such review. Such amount shall not be subject to withholding by the Company.

(f)          Pay you Fifty Six Thousand Five Hundred Thirty Eight Dollars and Forty Six Cents ($56,538.46) in respect of your seven (7) weeks of unused vacation time on the first payroll date after the Effective Date.

(g)          The Company shall reimburse you for all reasonable relocation expenses incurred by you and your family for repatriation to Australia, including the cost of one-way, first-class airline tickets for you, your spouse and dependent children to Australia. The amount of this reimbursement shall be One Hundred and Thirty Thousand Dollars ($130,000.00). Such amount shall be paid in a single lump sum amount on the next regular pay date after the Effective Date of this Agreement.

(h)          The Company shall reimburse you for the relocation expenses that you previously incurred in connection with your move to the King of Prussia, PA area. The amount of this reimbursement shall be Twenty Thousand Two Hundred Sixty Four Dollars ($20,264.00). Such amount shall be paid in a single lump sum amount on the next regular pay date after the Effective Date of this Agreement or at an earlier date as determined by the Company in its sole discretion. Such reimbursement shall not be subject to withholding by the Company.

(i)          You will not be eligible for payments and other benefits described in this Paragraph 2 unless (i) the Company has received a signed copy of this Agreement that has been timely executed; (ii) you have returned all Company property and documents in accordance with Paragraph 9 below and certify that you have done so as required therein, and (iii) you comply with the terms and conditions of this Agreement.

3.          Taxation. You understand and agree that you are responsible for the payment of certain federal, state and local income taxes and your share of certain federal, state and local employment taxes on the payments and other consideration you receive as referenced in this Agreement, and that the Company is obligated to withhold from such payments or other consideration for such taxes and deposit such withheld amounts with the appropriate taxing authorities. You understand that in order to satisfy in full its withholding obligations, the Company shall, pursuant to its rights under Section 6(a) of the Restricted Stock Agreement: (a) withhold all cash payments payable under Paragraphs 1 and 2 of this Agreement, unless such withholding is specifically excluded in this Agreement, and (b) withhold an appropriate number of shares of the Company’s common stock that would be distributed to you under Paragraph 2(d) of this Agreement. The Company shall not seek additional cash from you in excess of the amounts withheld under subsection (a) of this Paragraph 3.

4.          General Release.

(a)          In exchange for the Company’s payments and other benefits described in Paragraph 2, you release and forever discharge, to the maximum extent permitted by law, the Company and each of the other “Releasees” as defined below, from any and all claims, causes of action, complaints, lawsuits or liabilities of any kind (collectively “Claims”) as described below which you, your heirs, agents, administrators or executors have or may have against the Company or any of the other Releasees.

(b)          By agreeing to this General Release, you are waiving any and all Claims that can be waived to the maximum extent permitted by law, which you have or may have against the Company or any of the other Releasees arising out of or relating to any conduct, matter, event or omission existing or occurring before you sign this Agreement, and any monetary or other personal relief for such Claims, including but not limited to the following:

  (1)        any Claims having anything to do with your employment with the Company;

  (2)        any Claims having anything to do with your service on the Board of Directors of the Company;

  (3)        any Claims having anything to do with the termination of your employment with the Company;

  (4)        any Claims having anything to do with the termination of your service on the Board of Directors of the Company;

  (5)        any Claims having anything to do with your rights as a stockholder of the Company or any parent, subsidiary or affiliate of the Company;

  (6)        any Claims for unpaid or withheld wages, severance, benefits, bonuses, commissions and/or other compensation of any kind;

  (7)        any Claims having anything to do with stock options, restricted stock or other equity or incentive compensation of any kind;

  (8)        any Claims under any employment agreement, collective bargaining agreement, or any other agreement;

  (9)        any Claims to reinstatement or reemployment;

(10)        any Claims for reimbursement of expenses of any kind;

(11)        any Claims for attorneys’ fees, costs or expenses;

(12)        any Claims arising under the Employee Retirement Income Security Act (“ERISA”);

(13)        any Claims of discrimination and/or harassment based on age, sex, pregnancy, race, religion, color, creed, disability, handicap, failure to accommodate, citizenship, marital status, national origin, ancestry, sexual orientation, gender identity, genetic information, predisposing genetic characteristics, or any other factor protected by Federal, State or Local law as enacted or amended, such as the Age Discrimination in Employment Act, 29 U.S.C. §621 et. seq., Title VII of the Civil Rights Act of 1964, Section 1981 of the Civil Rights Act of 1866, the Americans with Disabilities Act, the Equal Pay Act, the Genetic Information Non-Discrimination Act, the Pennsylvania Human Relations Act, and any Claims for retaliation under any of the foregoing laws;

(14)        any Claims regarding leaves of absence, including, but not limited to, any Claims under the Family and Medical Leave Act or any other state or local law providing for paid or unpaid leave;

(15)        any Claims arising under the Immigration Reform and Control Act (“IRCA”);

(16)        any Claims arising under the Uniformed Services Employment and Reemployment Rights Act (“USERRA”) or any state law governing military leave;

(17)        any Claims under the Worker Adjustment and Retraining Notification Act (“WARN”);

(18)        any Claims for violation of public policy;

(19)        any whistleblower or retaliation Claims;

(20)        any Claims for emotional distress or pain and suffering;

(21)        any Claims arising under the Sarbanes-Oxley Act, the Dodd-Frank Act or the Pennsylvania Wage Payment and Collection Law;

(22)        any Claims disputing or in any way questioning, disparaging, or challenging your assignment to the Company of, or the Company’s ownership of, all prior right, title, and interest you had in Inventions or Works created or developed by you, whether solely or jointly with others, as required by the duties of your employment or otherwise during the course of your employment with the Company, as further described in Paragraph 10 below; and

(23)        any other statutory, regulatory, common law or other Claims of any kind, including, but not limited to, Claims for breach of contract, libel, slander, fraud, wrongful discharge, invasion of privacy, promissory estoppel, equitable estoppel and misrepresentation.

(c)          The term “Releasees” includes, all and singularly, Unilife, OrbiMed Advisors LLC, and each and every one of its past and present affiliates, subsidiaries, parent and related entities, companies and divisions, and their past and present directors, trustees, officers, managers, members supervisors, employees, owners, partners, insurers, investors, attorneys, benefit plan fiduciaries and agents, in their respective capacity as such, and all of their respective predecessors, successors and assigns.

(d)          It is important that you understand that this General Release includes all Claims known or unknown by you, those that you may have already asserted or raised as well as those that you have never asserted or raised.

5.          Non-Released Claims. The General Release in Paragraph 4 above does not apply to:

(a)          Any Claims for vested benefits under any Company retirement or 401(k) plan;

(b)          Any Claims to enforce the commitments, obligations, agreements, covenants, promises and representations set forth in this Agreement;

(c)          Any Claims to interpret or to determine the scope, meaning, enforceability or effect of this Agreement;

(d)          Any Claims that arise after you have signed this Agreement;

(e)          Any Claims for worker’s compensation benefits, any Claims for unemployment compensation benefits, and any other Claims that cannot be waived by a General Release;

(f)          Any Claims for coverage under the Company’s Directors and Officers insurance policy or any applicable indemnification agreement or policy.

In addition, the General Release in Paragraph 4 is subject to and limited by your retained rights in Paragraph 14 below.

6.          Adequacy of Consideration. You acknowledge and agree that the Company’s payments under Paragraph 2 above constitute adequate consideration in support of your General Release in Paragraph 4 above, fully compensate you for the Claims you are releasing and are not required by any policy, plan or agreement. For purposes of this paragraph, “consideration” means something of value to which you are not already entitled.

7.          Prohibition on Your Using or Disclosing Certain Information. You are prohibited from using or disclosing confidential and/or proprietary information which you acquired in the course of your employment, and which is not generally known by or readily accessible to the public. This confidential and/or proprietary information includes, but is not limited to: financial data, prices, costs, bids, estimates, plans, blueprints, drawings and project descriptions; legal, accounting, marketing and business plans, strategies and techniques; trade secrets and other formulas; manufacturing techniques and equipment; product information; the identity of customers, suppliers, vendors or potential customers; and other information not generally known by or readily accessible to the public. Confidential and/or proprietary information does not include information which is generally known by or readily accessible to the public. This restriction is in addition to any confidentiality or similar such agreements signed by you in connection with your employment with the Company. This restriction is subject to and limited by your retained rights in Paragraph 14 below.

8.          Duty to Notify. In the event you receive a request or demand, orally, in writing, electronically or otherwise, for the disclosure or production of Confidential Information (as referenced in Paragraph 7 above and/or in Section 7 of your Employment Agreement) which you acquired or created in the course of your employment, you must notify John Ryan, Esquire, Senior Vice President and General Counsel, immediately, in writing, via facsimile, via certified mail or via overnight mail, at the following address: 150 South Warner Road, King of Prussia, PA 19406, or by calling immediately at the following phone number: 917 204 9525. Any and all documents (written or electronic) in your possession or control relating to the request or demand shall be included with the notification. You shall wait a minimum of ten (10) days (or the maximum time permitted by such legal process, if less) after sending the letter before making a disclosure or production to give the Company time to determine whether the disclosure or production involves confidential and/or proprietary information, in which event the Company may seek to prohibit and/or restrict the production and/or disclosure and/or to obtain a protective order with regard thereto. This provision covers, but is not limited to, requests or demands in connection with judicial, administrative, arbitration and all other adversarial proceedings. If the request or demand is in conjunction with judicial, administrative, arbitration or other adversarial proceedings, copies of all correspondence regarding the request or demand shall be included with the information sent to John Ryan, Esquire, Senior Vice President and General Counsel, 150 South Warner Road, King of Prussia, PA 19406. The foregoing shall not prohibit you from complying with legal process when, by way of example, the Company fails to obtain a protective order prohibiting disclosure or production of documents. This restriction is subject to and limited by your retained rights in Paragraph 14 below and does not apply to governmental investigations if you are instructed by a governmental official that you may not comply with this notification requirement.

9.          Company Property and Documents. As a condition precedent to receiving the payments and other benefits set forth in Paragraph 2 above, you must return to the Company, retaining no copies, (i) all Company property (including but not limited to, office, desk or file cabinet keys, Company identification/pass cards, Company-provided credit cards and Company equipment, such as computers, cellular phones, tablets and print-outs) and (ii) all Confidential Information, Company documents (including but not limited to, all hard copy, electronic and other files, forms, lists, charts photographs, correspondence, computer records, programs, notes, memos, disks, DVDs, etc.), manuals, engineering notebooks, customer information and any other Company property and information either in printed or electronic format which you obtained as a result of or in connection with your employment by the Company. Notwithstanding the foregoing, you will be entitled to retain the following devices previously provided to you by the Company: (a) Microsoft Surface Pro 3 (Serial Number 9269244853), (b) iPad Air 2 (Serial Number 354423062362294) and (c) iPhone 6 Plus (Serial Number 355877062066016), subject to the Company’s imaging the contents of each device, downloading your personal information to an external hard drive, permanently removing all data on each device and restoring the commercial software to each device (Microsoft Outlook, Microsoft Word, etc.). The Company shall then return the devices to you and the external hard drive on which your personal information was stored. The Company shall arrange to pick up these devices at a time that is mutually convenient to both you and the Company and shall return the devices to you upon completion of the imaging and removal of all Company-related electronically stored information. You agree to cooperate with the foregoing tasks, including, but not limited to, providing passwords to access the devices and identifying the personal information you wish to retain on the devices. Further, you also must download all Company-related electronically stored information (including but not limited to emails) from any personal computer and/or other storage devices or equipment or personal email accounts and return all downloaded material or otherwise electronically stored information and completely remove all such electronically stored information from the hard drive of such personal computer and/or all other storage devices or personal email accounts. Lastly, you must certify in writing that you have complied with your obligations under this paragraph by signing the Certification attached to this Agreement as Attachment “A”, and promptly returning it to John Ryan, Esquire, Senior Vice President and General Counsel, 150 South Warner Road, King of Prussia, PA 19406.

10.         Inventions.

(a)          During the course of your employment with the Company, you may, solely or jointly, have created or developed Inventions or Works. “Inventions” means patentable and unpatentable inventions, innovations, discoveries, developments, ideas, concepts, procedures, methods, techniques, protocols, processes, formulas, compositions of matter, experiments, trials, assays, test results, specifications, formats, uses, apparatuses, designs, prototypes, models, sequences, mask works, components, and configurations of any kind, discovered, conceived, reduced to practice, developed, made or produced, and any improvements to the foregoing. “Works” means copyrightable and uncopyrightable works of authorship fixed in any tangible medium of expression, including writings, documents, reports, drawings, sketches, blueprints, artwork, photographs, designs, specifications, formulae, lab books, plans, samples, software, and any other written, printed, graphic, digital or electronic material or data, in any format, whether in tangible or intangible form; but excluding those works that otherwise are, by law, “works made for hire” for Company and of which Company is the author. To “jointly” create or develop an Invention or Work generally means you worked with at least one other individual during the creation or development of the Invention (i.e., beginning from the time an Invention was conceived and leading up to and including the time the Invention was reduced to practice, and continuing with respect to any further development or improvement of the Invention) or the Work (i.e., from the time the Work was fixed in a tangible medium of expression and continuing with respect to any further development or improvement of the Work).

(b)          With respect to all Inventions and Works created or developed by you, whether solely or jointly with others, as required by the duties of your employment or otherwise during the course of your employment with the Company, (1) you represent that you have: (i) disclosed in writing such Inventions and Works promptly and fully to the Company, and (ii) assigned all right, title and interest in and to such Inventions and Works to the Company (or an affiliate or designee of the Company, as directed by the Company), who has the exclusive rights to use, patent, register copyrights in, or to otherwise protect such Inventions and Works throughout the world, and (2) to the extent that you have not previously assigned all right, title and interest in and to such Inventions and Works to the Company (or an affiliate or designee of the Company, as directed by the Company), you hereby assign all right, title and interest in and to such Inventions and Works to the Company.

(c)          With respect to all Inventions and Works created or developed by you, whether solely or jointly with others, as required by the duties of your employment or otherwise during the course of your employment with the Company, you agree that you will execute, acknowledge and deliver to the Company, at the expense of the Company, including, but not limited to, all reasonable legal fees, all documents, including applications for patents, and do all other things that may be necessary to enable the Company or its designee to establish a proprietary position in or protect such Inventions and Works by patent, copyright, or otherwise and to vest title in such Inventions and Works in the Company or its designee (e.g., render any assistance as the Company or its designee may require in any Patent Office proceeding or litigation involving such Invention or Work).

11.         Non-Defamation. You agree that you will not make any defamatory or disparaging comments or remarks, in writing, orally or electronically, about any and all current, former or future employees, directors, officers, investors, products or services of the Company or any Releasee. The Company will not make, and shall instruct its senior executive officers and directors not to make, any defamatory or disparaging comments or remarks in writing, orally or electronically, about you; provided that, the Company and its directors, officers, employees and representatives may make such communications to regulators, government agencies or commissions as may be necessary or appropriate in its reasonable determination and this Section 11 is not applicable to such communications. This restriction is subject to and limited by the retained rights in Paragraph 14 below.

12.         Confidentiality of this Agreement. You agree that, at all times, the existence, terms and conditions of this Agreement will be kept secret and confidential and will not be disclosed voluntarily to any third party, except: (i) to your spouse, domestic partner or immediate family member, (ii) to the extent required by law; (iii) in connection with any Claim to enforce the terms of this Agreement, or interpret or determine the scope, meaning, enforceability or effect of the Agreement; or (iv) to obtain confidential legal, tax or financial advice with respect thereto. This restriction is subject to and limited by your retained rights in Paragraph 14 below.

13.         No Right to Future Employment. You agree and acknowledge that that you will not apply for reemployment with the Company and that you have no right or entitlement to future employment with the Company, its parent or its affiliates.

14.         Retained Rights

(a)          The General Release in Paragraph 4 does not prevent you from contacting, providing information to, or filing a charge with any federal, state or local government agency or commission, including but not limited to the Equal Employment Opportunity Commission (“EEOC”) or the National Labor Relations Board (“NLRB”). However, the General Release does prevent you, to the maximum extent permitted by law, from obtaining any monetary or other personal relief for any of the Claims you have released in Paragraph 4 with regard to any charge or claim you may file or which may be filed or otherwise brought on your behalf.

(b)          Nothing in this Agreement is intended to or shall be interpreted: (i) to restrict or otherwise interfere with your obligation to testify truthfully in any forum; or (ii) to restrict or otherwise interfere with your right and/or obligation to contact, cooperate with, provide information to, or participate in any investigation conducted by, any government agency or commission (including but not limited to the EEOC or the NLRB).

15.         References. You agree that you will direct any and all prospective employers seeking a reference to contact only persons employed in the Company’s Human Resources Department. The Human Resources Department shall provide a neutral reference only, stating dates of employment and position held and that it is the Company’s general policy to provide only this limited information. However, if you supply the potential employer with your base salary at the time of termination, the Company will confirm or deny the accuracy of the statement which you provide to them.

16.         Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without reference to conflicts of law principles.

17.         Statement of Non-Admission. Nothing in this Agreement is intended as or shall be construed as an admission or concession of liability or wrongdoing by you, the Company or any other Releasee. Rather, this Agreement is being offered for the sole purpose of settling cooperatively and amicably any and all possible disputes between the parties.

18.         Interpretation of Agreement. Nothing in this Agreement is intended to violate any law or shall be interpreted to violate any law. If any section or part or subpart of any section in this Agreement or the application thereof is construed to be overbroad and/or unenforceable, then the court making such determination shall have the authority to narrow the section or part or subpart of the section as necessary to make it enforceable and the section or part or subpart of the section shall then be enforceable in its/their narrowed form. Moreover, each section or part or subpart of each section in this Agreement is independent of and severable (separate) from each other. In the event that any section or part or subpart of any section in this Agreement is determined to be legally invalid or unenforceable by a court and is not modified by a court to be enforceable, the affected section or part or subpart of such section shall be stricken from the Agreement, and the remaining sections or parts or subparts of such sections of this Agreement shall remain in full, force and effect.

19.         Entire Agreement. This Agreement constitutes the entire agreement between the parties regarding the subject matter hereof and supersedes any and all prior representations, agreements, programs, written or oral, expressed or implied, with the exception of (a) any confidentiality, non-solicitation, non-competition and/or assignment of invention agreements you have signed (including but not limited to Sections 7 and 8 of your Employment Agreement); (b) the terms of your Nonstatutory Stock Option Notice or your Restricted Stock Agreement; (c) the Forbearance Agreement entered into on December 9, 2015 or (d) the Consulting Agreement executed between you and the Company contemporaneously with this Agreement, all of which remain in full force and effect in accordance with the terms of any such agreement(s). This Agreement may not be modified or amended other than by an agreement in writing signed by you and the General Counsel of the Company.

20.         Code Section 409A. This Agreement is intended to comply with, or otherwise be exempt from, Section 409A of the Internal Revenue Code of 1986, as amended, and any regulations and Treasury guidance promulgated thereunder (collectively, “Code Section 409A”). To the extent that any payment obligation under this Agreement constitutes “deferred compensation” under Code Section 409A and is scheduled to be paid within six (6) months of the Separation Date, such payments shall accrue without interest and be paid within fifteen (15) days after the end of the six-month period beginning on the Separation Date or, if earlier, within fifteen (15) days after the appointment of the personal representative or executor of your estate following your death.

21.         Cooperation. You agree that for no additional consideration beyond the payments set forth in Paragraph 2, you shall be reasonably available to the Company or its representatives to: (a) testify truthfully in any and all arbitrations, lawsuits, administrate proceedings, or other litigation in which you are called and/or identified as a witness; (b) actively assist and fully cooperate with the Company in any arbitration, lawsuits, administrative proceedings, or other litigation relating to or arising from an occurrence which took place during your employment with the Company or your service on the Board of Directors of the Company, or relating to any work performed by you and/or individuals under your supervision while you were an employee or director of the Company, and (c) meet with the Company’s representatives, their counsel or other designees at reasonable times and places with respect to any matter within the scope of the foregoing provisions of this Paragraph 21; provided that the Company shall reimburse you for any out of pocket expenses reasonably incurred by you in conjunction with the obligation set forth in this Paragraph 21 and that the Company shall provide reasonable notice to you regarding your obligations under this Paragraph 21, as appropriate. If you reasonably believe separate counsel to be necessary for the cooperation purposes set forth in this Paragraph 21, then you may request reimbursement of the reasonable fees of separate counsel from the Company and the General Counsel may approve any such request which approval shall not be unreasonably withheld; subject to any retention of counsel requirements imposed by the Company’s insurer. To the extent legally permitted, you shall also provide the Company with immediate notice of contact or subpoena by any non-governmental adverse party (known to you to be adverse to the Company or its interests) and to not voluntarily assist any such nongovernmental adverse party or such nongovernmental adverse party’s representatives.

22.         Acknowledgement. You acknowledge and agree that, subsequent to the termination of your employment, you shall not be eligible for any payments from the Company or Company-paid benefits, except as expressly set forth in this Agreement. You also acknowledge and agree that you have been paid for all time worked and have received all other compensation owed to you, except for any payments owed to you pursuant to Paragraph 1.

23.         Representations. You agree and represent that:

(a)          You have read carefully the terms of this Agreement, including the General Release;

(b)          You have had an opportunity to and have been encouraged to review this Agreement, including the General Release, with an attorney;

(c)          You understand the meaning and effect of the terms of this Agreement, including the General Release;

(d)          You were given a reasonable period of time to determine whether you wished to sign this Agreement, including the General Release;

(e)          Your decision to sign this Agreement, including the General Release, is of your own free and voluntary act without compulsion of any kind;

(f)          No promise or inducement not expressed in this Agreement has been made to you;

(g)          You understand that you are waving your Claims as set forth in Paragraph 4 above, including, but not limited to, any Claims for age discrimination under the Age Discrimination in Employment Act; and

(h)          You have adequate information to make a knowing and voluntary waiver of any and all claims set forth in Paragraph 4 above.

24.         Unilife’s Release of Claims. The Company, for and in consideration of the promises made herein, does hereby waive and release any claim or cause of action against Alan D. Shortall (“Employee”), arising from any occurrence or occurrences, from the beginning of time until the date of the Employee’s execution of this Agreement; provided however, it is understood that this release of claims does not waive or release any rights or claims that: (a) cannot be waived or subject to a release of this kind by operation of law, (b) arise after the Company signs this Agreement; (c) relate to the interpretation or to determine the scope, meaning, enforceability or effect of this Agreement; (d) relate to coverage under the Company’s Directors and Officers insurance policy; (e) relate to the enforcement of the commitments set forth in this Agreement; (f) relate to criminal or fraudulent conduct by Employee, (g) are asserted against the Company or its shareholders, directors, officers, employees, agents or representatives arising out of Employee’s acts or omissions, and/or (h) are asserted by shareholders, derivatively, directly or on a class basis, against the Company or its directors, officers, employees, agents or representatives.

25.         Resignation from Board of Directors. In connection with your execution of this Agreement, you agree to voluntarily resign as Chairman of the Board of Directors of the Company, as a member of the Board of Directors of the Company and from all other directorship positions held with the Company’s subsidiaries by executing a resignation letter in the form attached to this Agreement as Attachment “B”. In the event you do not promptly provide a signed copy of the attached letter this provision of the Agreement shall serve as your voluntary and irrevocable resignation from each Board of Directors.

26.         Stock Sales. You shall not, directly or indirectly (including through short sales, derivative or other synthetic transactions), on any given day sell or otherwise dispose of shares of Company common stock in an amount that exceeds ten percent (10%) of the thirty (30) day average daily volume of trading in the Company’s common stock, as such average daily volume is reported by a nationally recognized source.

If you agree to the terms of this Agreement, please sign below, indicating that you understand, agree with and intend to be legally bound by this Agreement, including the General Release, and return the signed Agreement to me.

Sincerely,

/s/ John Ryan March 14, 2016
John Ryan, Esquire
Senior Vice President and General Counsel

Alan D. Shortall
Employee Name (printed)

/s/ Alan D. Shortall
Employee Name (signed)

March 11, 2016
Date

ATTACHMENT “A”

CERTIFICATION FOR RETURN OF COMPANY PROPERTY AND DOCUMENTS

I, _____________________, CERTIFY THAT:

1.          I have returned to John Ryan, Esquire, Senior Vice President and General Counsel, retaining no copies or excerpts, all Company property in my possession, custody or control, including, but not limited to, office, desk or file cabinet keys, Company identification/pass cards, Company-provided credit cards and Company equipment, such as computers and prints outs.

2.          I have returned the following devices to the Company: (a) Microsoft Surface Pro 3 (Serial Number 9269244853), (b) iPad Air 2 (Serial Number 354423062362294) and (c) iPhone 6 Plus (Serial Number 355877062066016), in order to allow the Company to image the contents of each device, download my personal information to external hard drive, remove all data on each device and restore the commercial software to each device. I have provided all passwords necessary to access the devices and have identified all personal information that I wish to retain from the devices. Following the completion of these actions by the Company, such devices shall be returned to me, along with the external hard drive on which my personal information was stored.

3.          I have returned to John Ryan, Esquire, Senior Vice President and General Counsel, retaining no copies or excerpts, all Company documents in my possession, custody or control, including, but not limited to, all hard copy, electronic and other files, forms, lists, charts, correspondence, computer records, notes, memos, disks, drives, DVDs, etc.

4.          I have made a diligent search of my personal computers and/or other storage devices or equipment (including but not limited to iPhones, Droids, thumb or other drives) and of my personal email accounts for any Company-related documents, communications (including but not limited to emails) and any other electronically stored information relating to the Company.  This search revealed that I

[check the applicable box below]

a.           ☐       had Company-related documents, communications or other information.

b.           ☐       did not have any Company-related documents, communications or other information.

5.          If I checked box 3[a] above, I have downloaded all Company-related documents, communications or other information in my possession custody or control, returned them to John Ryan, Esquire, Senior Vice President and General Counsel, and completely removed them from the hard drive of such personal computer and/or all other storage devices or personal email accounts, retaining no copies or excerpts.

6.          I returned the above information on ________________ 2016, using the following method of delivery:_______________________________________________.

7.          I no longer have any Company property, documents, communications or electronically stored information (or copies or excerpts) in my possession, custody or control.

THE INFORMATION ABOVE IS TRUE TO THE BEST OF MY KNOWLEDGE.

Employee Name (printed)	Witness name (printed)

Employee Name (signed)	Witness name (signed)

Date	Date

ATTACHMENT “B”

BOARD RESIGNATION LETTER

[Alan D Shortall – Letterhead]

March 11, 2016

Mary Kate Wold

Lead Director

c/o Unilife Corporation

150 South Warner Road

King of Prussia

Pennsylvania 19406

Re:	Voluntary Resignation from the Board of Directors of Unilife Corporation and its Subsidiaries

Dear Mary Kate:

Effective immediately, I hereby voluntarily resign (i) from my position as Chairman of the Board of Directors of Unilife Corporation (the “Company”), (ii) as a member of the Board of Directors the Company, and (iii) from all other directorship positions held with the Company’s subsidiaries. I hereby acknowledge that, effective immediately, I no longer hold any officer position with the Company or the Company’s subsidiaries.

Please note that my resignation is not as a result of any disagreement between myself and the Company, its management, Board of Directors or any committee of the Board of Directors.

Sincerely,

Alan D. Shortall